December 21, 2012

Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR

Re:	Prosper Funding LLC
Prosper Marketplace, Inc.
Registration Statement on Form S-1
File No. 333-179941 and 333-179941-01

Dear Mr. Windsor:

Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), in connection with their Registration Statement on Form S-1 (File No. 333-179941 and 333-179941-01) initially filed with the U.S. Securities and Exchange Commission (the “SEC") on March 7, 2012, hereby request the acceleration of the effectiveness of said Registration Statement to the earliest date and time possible, and in any event, no later than Thursday, December 27th at 2:00 pm Eastern time.  The Registrants withdraw the acceleration request they sent to the staff of the SEC by letter dated December 20, 2012.

In connection with the foregoing request, the Registrants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 593-5464 or Keir D. Gumbs at (202) 662-5500 if you have any questions in response to this request.

Sincerely,

Natasha Cupp
Natasha Cupp
Corporate Counsel, PMI

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004